ChipBrain, Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of ChipBrain, Inc. refer to ChipBrain, Inc., a Corporation formed on May 6, 2021, in Delaware (the "Company"). The Company's physical address is 16192 Coastal Highway, Lewes, Delaware 19958-9776.

You may contact the Company by emailing colleen.cahill@chipbrain.com. This annual report is posted on the Company's website, www.chipbrain.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

ChipBrain, Inc. ("ChipBrain, Inc." or "Company") is a corporation formed on May 6, 2021, in Delaware. The Company's physical address is 16192 Coastal Highway, Lewes, Delaware 19958-9776. The Company's web site may be accessed at www.chipbrain.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Shannon Keyes

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
May 2021 - Present	Corporate Secretary	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 2018 - Present	Seacoast Charter School	Middle School Humanities Teacher
December 2010 - Present	Reper LLC	Manager
June 2022 - Present	Netwire LLC	Manager
May 2019 - Present	Codelaw LLC	Managing Partner
Jun 2020 - May 2021	ChipBrain LLC	Director

John Fanning Jr.

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
May 2021 - Present	Director	Board Director

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
May 2021 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2012 - Present	Zelgor Inc.	CEO
Jul 2020 - May 2021	ChipBrain LLC	Board Director

James Dreben

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
Nov 2021 - Present	CTO	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2021 - Present	Pseudorandom Technologies	Startup Engineer
Feb 2021 - March 2021	SoWork	Software Engineer
Feb 2017 - Present	Zoba	Founding Engineer and CTO

Kelly Navickas

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
Feb 2022 - Present	COO	

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2021 - Present	Carnation Capital	Founder & CEO
Jun 2019 - Dec 2020	Netcapital Systems LLC	Investment Officer
June 2022 - Present	Netwire LLC	Manager

Patrick Cahill

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
Feb 2022 - Present	Director	Board Director

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
Feb 2022 - Present	President	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Mar 2018 - Present	The Stonehouse Group	Managing Director
Apr 2001 - Present	MAC Venture Group	Managing Director

Arnold Scott

Board positions with ChipBrain, Inc.

Dates	Position	Principal Occupation
Jan 2022 - Sept 2022	Director	Board Director

Positions with ChipBrain, Inc.

Dates	Position	Responsibilities
Jan 2022 - Sept 2022	Director	Board Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2014 - Sep 2022	The Capital Network (TCN)	Advisory Board Member
Jun 2020 - Present	Private Directors Association	Co-founder/Member
Mar 2017 - Jun 2020	Netcapital Systems LLC	Director

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Lisa Vo owns 887,750 shares of Class B Common Stock, representing a voting power of 24.2%.

Curtis Northcutt owns 887,750 shares of Class B Common Stock, representing a voting power of 24.2%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Our product is being built to be an emotionally intelligent, persuasive, and personalized AI assistant that joins sales reps in customer calls, providing real-time feedback on how the conversation is affecting the emotional state of the customer at each point in time, as well as real-time coaching about what to say, when to say it, and how to say it. We believe that artificial intelligence can teach people to be more

emotionally intelligent, more persuasive, and ultimately more effective in conversation and negotiation. We imagine a world in which our AI can help any human in any company—in any market—sell anything. We are building an emotionally intelligent and persuasive AI assistant that should provide feedback and live coaching to sales professionals during customer calls to help them close more deals. Our product is designed to combine supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communication: text, voice, and video— this should take the guesswork out of identifying conversational and emotional cues and enable sales professionals to see at a glance how they are "coming off" to customers. By measuring the customer's emotional distribution over time of a conversation, we believe that our AI should be able to identify the exact turning points in the conversation when a salesperson made the most compelling statements that had the highest impact on the customer. By learning the phrases, techniques, and domain-specific knowledge from top performers that are used in persuasive and successful sales conversations, we believe our AI assistant should then be able to suggest the most effective rhetoric and tone to use, in real-time, for each type of customer it has profiled in addition to personalizing this to the unique strengths and weaknesses of the individual salesperson. In addition to live support during customer calls, we plan to provide summary statistics for each salesperson, which should include comparison of their performance to optimal benchmarks, and specific examples of their previous text, speech, or expressions that led to customer conversion. Our target customers are companies and organizations with sales departments conducting digitized communications with customers—one of the markets expected to grow in a post-pandemic world as company operations should increasingly become more virtual. ChipBrain is a subscription-based, B2B software-as-a-service (SaaS) company. The company plans to distribute its product as a standalone product and as an add-on to existing CRMs (Customer relationship management) via key partnerships.

5. How many employees does the Company currently have? (§ 227.201(e))

ChipBrain currently has 13 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus

and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

2. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified, technical and managerial employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success. We believe it is important to negotiate with potential employees and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

4. We may conduct future offerings of our membership units and pay debt obligations with our membership units which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including sales of equity or securities convertible into units at prices differing from the price of the units previously issued. In the event that any such future sales of securities are affected or we use our units to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

5. Competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. If we are unable to develop new services that address customers' needs, to deliver our applications in one seamless integrated product offering that addresses customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers due to any of the aforementioned reasons, our business, results of operations and financial condition may be materially adversely affected.

7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks"; and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

10. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also

be required to make modifications to our data practices that could have an adverse impact on our business.

11. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an SaaS business is the secure transmission of confidential information, data, and media. Although we design our systems and processes to protect customer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

13. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and CTO. If we lose those services or if either fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO, CTO, and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

14. We continue to seek technical and managerial staff members. We believe it is important to negotiate with potential employees and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with an equity option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

15. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

16. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is

accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the

Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	5,000,000	700,354	1 vote for each such share	
Class B Common Stock	4,600,000	3,551,000	10 votes for each such share	

Warrants, Options, and Other Rights

Type of Security	Securities Reserved	Other terms
Options	400,000	Employee option pool

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of **ChipBrain, Inc.**, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in ChipBrain, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Contour Ventures IV-A, L.P.	$14,000	6.0%	August 20, 2023
Contour Venture Partners IV, L.P	$35,000	6.0%	August 20, 2023
Contour Venture Associates IV, LLC	$1,000	6.0%	August 7, 2023
MBR Holdings, LLC	$93,000	6.0%	March 9, 2023
Brightlane Ventures	$25,000	6.0%	June 22, 2023
Universal Exports Global Holdings, LLC	$50,000	6.0%	June 1, 2023
The MBA VC Fund, LP	$25,000	6.0%	June 21, 2023
BUILD Lab	$325,000	8.0%	June 1, 2023

Barrett King	$25,000	6.0%	September 11, 2023
Bin Li	$45,000	6.0%	September 8, 2023
Yan Zhang	$30,000	6.0%	September 10, 2023
Switch Ventures	$50,000	6.0%	May 11, 2023
Contour Ventures IV-A, L.P	$50,250	6.0%	March 15, 2024
Contour Venture Partners IV, L.P.	$97,500	6.0%	March 15, 2024
Contour Venture Associates IV, LLC	$2,250	6.0%	March 15, 2024

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
08/2020	Common Stock	$231,273	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Engineering development and general admin expenses.
01/2021	Common Stock	$681,547	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Engineering development and general admin expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

ChipBrain LLC was a limited liability company organized on June 26, 2020, under the laws of the State of Delaware, and is headquartered in Boston, MA. On May 4, 2021, the Company adopted a plan and

effected the conversion to a Delaware corporation. Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock. All per-share references in this offering statement and the associated audited financial statements have been retrospectively adjusted as of the corporate conversion was affected on the day of inception. The Company plans to raise capital in order to continue to develop a product that combines supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communications: text, voice, and video – taking the guesswork out of identifying conversational cues and enabling sales professionals to see at a glance how they are coming across to customers. ChipBrain's mission is to create a subscription-based business-to-business software-as-a-service (SaaS) as a standalone product and an add-on product to existing customer relationship management software. Five million (5,000,000) shares of Class A Common Stock are authorized and each share of Class A Common Stock is entitled to one (1) vote per share. Four million six hundred thousand (4,600,000) shares of Class B Common Stock are authorized, and each share of Class B Common Stock is entitled to ten (10) votes per share. Each share of Class B Common Stock is convertible into one (1) Class A share at any time at the option of the holder. Each share of Class B Common Stock is also automatically convertible into one (1) Class A share upon the consummation of an underwritten public offering from which the Company receives gross proceeds in excess of $10 million ($10,000,000). The Company has also reserved an aggregate 400,000 shares for a future option plan. Pursuant to employment and consulting agreements with several individuals, the Company has authorized approximately 101,000 options for issuance under the future plan, with approximately 299,000 remaining in the option pool.

As of the filing of this offering statement in September 2022, the Company's board of directors had not formally authorized or adopted an option plan, thus none of the authorized options have been issued to the respective employees or consultants. During March 2022 the Company raised $150,000 via issuance of convertible notes to Contour Venture Partners IV-A, L.P. and Contour Venture Associates IV, LLC. These notes carry 6% interest and a valuation cap of $20,000,000. In conjunction with an employee stock grant, 3,699 shares of Class A Common Stock vest each month for two employees so long as they remain employed. For the year ended on 12/31/2021, the Company recorded $956,799 in operating expenses and $19,295 in interest expenses resulting in a net loss of $976,074. Payroll and payroll related expenses accounted for more than 60% of operating expenses. During the year ended December 31, 2021, the Company sold 298,610 shares in a Regulation Crowdfunding offering, receiving $681,547 in net proceeds.

During the year ended December 31, 2021, the Company sold twelve convertible notes for a total of $718,000. As of December 31, 2021, the Company had a cash balance of $711,551. The terms of the notes all carry varying conversion options; however, all notes are automatically converted into equity of the Company upon a qualified financing event beginning at $2 million. Six of the notes are convertible upon a qualified financing ranging from $2 million - $10 million at a 20% discount to the price sold in the qualified financing. Five of the notes are convertible at the lesser of the price sold in the qualified financing or a minimum pre-offering valuation of the Company ranging from $14 million to $29 million. The remaining note is convertible at a price of $2.40 per share and carries an optional conversion for financing events less than $2 million ("non-qualified financing") at the less of $2.40 per share or the price issued in the non-qualified financing event. Each of the notes carry interest at 6% per annum and a

24-month maturity (all notes mature during fiscal year 2023). As of December 31, 2021, the Company has recognized $19,295 in interest accrued on the notes and no qualified financings have taken place. For the year ended on 12/31/2020, the Company recorded $38,227 in operating expenses resulting in a net loss of $38,227. Payroll and payroll related expenses accounted for more than 85% of operating expenses. During the year ended December 31, 2020, the Company sold 262,059 shares in a Regulation Crowdfunding offering, receiving $231,273 in net proceeds. The Company plans to use the funds from this raise to pay salaries to engineers, as well as make new full-time hires. New hires include PhD scientists, product managers, and industry leaders who could supplement the technical expertise with 30+ years of experience leading sales and product teams. To meet the high demand anticipated after the pilot launch, the Company plans to use the funds to build more formalized marketing and sales pipelines

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report.

Ongoing Reporting Requirements

ChipBrain, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

ChipBrain, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.chipbrain.com) no later than 120 days after the end of each fiscal year covered by the report.

CHIPBRAIN INC.
(f/k/a ChipBbrain, LLC)
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2021 and 2020

CHIPBRAIN INC.
(f/k/a ChipBbrain, LLC)

Years Ended December 31, 2021 and 2020

Table of Contents



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
  ChipBrain Inc
  Boston, Massachusetts

Opinion

We have audited the financial statements of ChipBrain Inc ("the Company"; f/k/a Chipbrain LLC) (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the year ended December 31, 2021 and period from June 26, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ChipBrain as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and period from June 26, 2020 (inception) through December 31, 2020in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ChipBrain Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has negative cash flows from operations since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ChipBrain Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ChipBrain Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ChipBrain Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 8, 2022

CHIPBRAIN INC.
(f/k/a ChipBbrain, LLC)
BALANCE SHEETS

December 31, 2021 and 2020

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 711,551	$ 197,295
Trade and other receivables	1,826	4,613
Total assets	$ 713,377	$ 201,908

Liabilities and Shareholders' Equity (Deficit)

Current liabilities		
Accounts payable and accrued expenses	$ 65,396	$ 7,652
Accounts payable, related party	11,800	851
Total current liabilities	77,196	8,503
Notes payable and accrued interest	737,295	-
Total liabilities	814,491	8,503
Shareholders' Equity		
Common stock ($.0001 par; 4,218,063 and 3,848,523 issued and outstanding, respectively)	423	385
Additional paid-in capital	912,764	231,247
Accumulated deficit	(1,014,301)	(38,227)
Total shareholders' equity	(101,114)	193,405
Total liabilities and shareholders' equity	$ 713,377	$ 201,908

See independent accountants' review report and accompanying notes to the financial statements.

- 3 -

CHIPBRAIN INC.
(f/k/a ChipBbrain, LLC)
STATEMENTS OF OPERATIONS

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

	2021	2020
Operating expenses		
Payroll and payroll related expenses	$ **677,445**	$ 33,188
Professional fees and consulting	**177,271**	-
General and administrative	**91,506**	5,039
Travel	**10,577**	-
Total operating expenses	**956,799**	**38,227**
Operating income (loss)	**(956,799)**	(38,227)
Other income (expense)		
Interest expense	**(19,295)**	-
Interest income	**20**	-
Total other income (expense)	**(19,275)**	**-**
Net loss before income taxes	**(976,074)**	(38,227)
Provision for income taxes	**-**	-
Net income (loss)	$ **(976,074)**	$ (38,227)

CHIPBRAIN INC.
(f/k/a ChipBbrain, LLC)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

	Class A Common Stock 5,000,000 shares authorized		Class B Common Stock 4,600,000 shares authorized		Additional Paid-	Accumulated Earnings	
	Shares	Par Value $.0001	Shares	Par Value $.0001	In Capital	(Deficit)	Total
Balance, June 26, 2020 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common shares to founders	-	-	3,551,000	355	-	-	355
Common shares issued under Reg CF	262,059	26	-	-	243,689	-	243,715
Offering costs for Reg CF	-	-	-	-	(12,442)	-	(12,442)
Stock compensation	35,464	4	-	-	-	-	4
Net (loss)	-	-	-	-	-	(38,227)	(38,227)
Balance, December 31, 2020	297,523	30	3,551,000	355	231,247	(38,227)	$ 193,405
Common shares issued under Reg CF	298,610	30	-	-	716,634	-	716,664
Offering costs for Reg CF	-	-	-	-	(35,117)	-	(35,117)
Stock compensation	70,930	8	-	-	-	-	8
Net (loss)	-	-	-	-	-	(976,074)	$ (976,074)
Balance, December 31, 2021	667,063	$ 68	3,551,000	$ 355	$ 912,764	$ (1,014,301)	$ (101,114)

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (976,074)	$ (38,227)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Stock compensation	8	359
(Increase) decrease in assets:		
Trade and other receivables	2,787	(4,613)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	77,039	7,652
Accounts payable, related party	10,949	851
Net cash provided by (used in) operating activities	(885,291)	(33,978)
Cash flows from financing activities		
Issuance of convertible notes	718,000	-
Net proceeds from Reg CF offering	681,547	231,273
Net cash provided by (used in) financing activities	1,399,547	231,273
Net increase (decrease) in cash and cash equivalents	514,256	197,295
Cash and cash equivalents at beginning of year	197,295	-
Cash and cash equivalents at end of year	$ 711,551	$ 197,295
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent accountants' review report and accompanying notes to the financial statements.

- 6 -

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of ChipBrain, Inc. ("the Company") (f/k/a ChipBrain LLC) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities and basis of presentation

ChipBrain LLC was a limited liability company organized on June 26, 2020 under the laws of the State of Delaware, and is headquartered in Boston, MA. On May 4, 2021, the Company adopted a plan and effected the conversion to a Delaware corporation. Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock. All per-share references in these financial statements have been retrospectively adjusted as of the corporate conversion was effected on the day of inception. The Company plans to raise capital in order to continue to develop a product that combines supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communications: text, voice, and video – taking the guesswork out of identifying conversational cues and enabling sales professionals to see at a glance how they are coming across to customers. ChipBrain's mission is to create a subscription-based business-to-business software-as-a-service (SaaS) as a standalone product and an add-on product to existing customer relationship management software.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Trade and other receivables

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. No accounts receivable exists for the Company, thus no evaluation determined necessary.

Other receivables consist of immaterial short-term receivables. As of December 31, 2021 and 2020, other receivables consisted of $1,826 in receivables from related parties and $4,613 hold-back from the Company's Reg CF offering, respectively. All balances were received in the immediate subsequent period.

Property and equipment
> Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Income Taxes
> The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

> There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return and no such returns have been filed. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Massachusetts. The Company currently has a tax net operating loss of approximately $820,000, estimated based on expenses subsequent to the date of the corporate conversion identified in Note 1 above, for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $170,000 and the valuation allowance is $170,000 which nets to a deferred tax asset of $nil as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020 was $nil, given the Company's corporate conversion took place in May 2021.

Revenue recognition
> The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

> I. Identify the contract with a customer
> II. Identify the performance obligations in the contract
> III. Determine the transaction price
> IV. Allocate the transaction price to the performance obligations in the contract
> V. Recognize revenue when (or as) the entity satisfies a performance obligation.

> The Company has not yet generated revenue. Pilot customers are planned during fiscal 2022 and subscription-based contracts are planned after customers have completed the pilot project. The Company's policy is to identify performance obligations in contracts with customers, which primarily are designed to be subscription services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company's model is to bill customers before it provides any services and begin performing services after the first payment is received.

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

Judgments and Estimates
The estimation of variable consideration for each anticipated performance obligation requires subjective judgments. The Company plans to offer contracts that include promises to transfer multiple services. For arrangements with multiple services, the Company will evaluate whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company must determine whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

Service Revenue
Service revenue from subscriptions to the Company's service is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the service begins. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset.

Contract Assets
Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current or non-current assets in the balance sheet, depending on if their reduction will be recognized during the succeeding twelve-month period or beyond.

Deferred Revenue
Deferred revenues represent billings or payments received in advance of revenue recognition and are recognized upon transfer of control. Balances consist primarily of prepaid services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the balance sheet, with the remainder recorded as other noncurrent liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract
Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors. All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations
The Company anticipates subscription terms will be one year or less. The Company's services are design in a manner that will render all of the Company's revenues to be contract revenues

Advertising costs
The Company expenses advertising costs as incurred. Advertising costs were $2,340 and $nil for the years ended December 31, 2021 and 2020, respectively, and are included in general and administrative expenses.

Equity-Based Compensation
The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to shareholders' equity during the period during which services are rendered.

Fair value measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1.015 million and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship film product and services, and its ability to generate positive operational cash flow.

Although the Company intends to conduct an offering under Regulation Crowdfund during the year ended December 31, 2022, management has determined, based on its recent history and its liquidity issues, there is no assurance that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Convertible Notes Payable

During the year ended December 31, 2021, the Company received an aggregate $718,000 investment from third-party lenders in the form of twelve convertible notes. The terms of the notes all carry varying conversion options, however all notes are automatically converted into equity of the Company upon a qualified financing event beginning at $2 million. Six of the notes are convertible upon a qualified financing ranging from $2 million - $10 million at an 80% discount to the price sold in the qualified financing. Five of the notes are convertible at the lesser of the price sold in the qualified financing or a minimum pre-offering valuation of the Company ranging from $14 million to $29 million. The remaining note is convertible at a price of $2.40 per share and carries an optional conversion for financing events less than $2 million ("non-qualified financing") at the less of $2.40 per share or the price issued in the non-qualified financing event.

Each of the notes carry interest at 6% per annum and a 24-month maturity (all notes mature during fiscal year 2023). As of December 31, 2021, the Company has recognized $19,295 in interest accrued on the notes and no qualified financings have taken place.

Note 4 – Shareholders' Equity

The Company has two authorized classes of common shares, par value $0.0001. As discussed in Note 1, on May 4, 2021, the Company adopted a plan and effected the conversion to a Delaware corporation. Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock. Approximately 1.6 million of the initial 4.6 million shares were issued to entities controlled by related parties or affiliates of the Company. The Company's executive chairman is also an affiliate of NetCapital, the funding portal through which the Company has conducted multiple Reg CF offerings. The remaining 3.0 million shares are controlled by officers and founders of the Company.

Five million (5,000,000) shares of Class A Common Stock are authorized and each share of Class A Common Stock is entitled to one (1) vote per share. Four million six hundred thousand (4,600,000) shares of Class B Common Stock are authorized and each share of Class B Common Stock is entitled to ten (10) votes per share. Each share of Class B Common Stock is convertible into one (1) Class A share at any time at the option of the holder. Each share of Class B Common Stock is also automatically convertible into one (1) Class A share upon the consummation of an underwritten public offering from which the Company receives gross proceeds in excess of $10 million ($10,000,000).

During the year ended December 31, 2021 and 2020, the Company sold 298,610 and 262,059 Class A shares, respectively, through the NetCapital funding portal, receiving $912,764 in net proceeds during the two year period. The Company also authorized an aggregate 354,740 shares pursuant to employment agreements with four employees that vest ratably over 48 months beginning in June 2020. As of December 31, 2021, a total of approximately 119,000 had vested and were issued to those employees.

The Company has also reserved an aggregate 400,000 shares for a future option plan. Pursuant to employment and consulting agreements with several individuals, the Company has authorized approximately 101,000 options for issuance under the future plan, with approximately 299,000 remaining in the option pool. As of June 2, 2022, the Company's board of directors had not formally authorized or adopted an option plan, thus none of the authorized options have been issued to the respective employees or consultants.

As of December 31, 2021, 671,000 Class A shares were issued and outstanding, with the remaining 4,329,000 available for future issuance. A total of 3,551,000 Class B shares were issued and outstanding, with the remaining 1,049,000 available for future issuance.

Assuming a qualified equity raise takes place at a price per share of $2.40 and an approved stock option plan is implemented by the Company, an additional approximately 360,000 shares would be issuable under the terms of the convertible debt and an additional 100,000 shares would be issuable under terms of the authorized but unissued options.

Note 5 – Risks, Contingencies, and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession or economic downturn, logistics and supply chain issues, labor shortages, inflationary risks, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Pursuant to employment agreements, the Company has agreed to pay various royalties and commissions to its employees based on future revenue, in the form of either cash or equity. As of December 31, 2021, no amounts have been earned, as the Company has not yet generated any revenue.

Note 6 – Subsequent Events

Management has evaluated subsequent events through June 8, 2022, which is the date these financial statements were available to be issued, identifying the following items for disclosure:

During May 2022, the Company entered into a securities purchase agreement with a third-party investor in which the Company received an aggregate $150,000 in proceeds based on a $15 million pre-money valuation.